News for Immediate Release

Electrovaya Announces Additional US$3 Million Battery Order for

Materials Handling Electric Vehicles from Existing End User

Total orders from this end user in January 2022 are valued at approximately US$6 million, with planned delivery by the end of March 2022

Toronto, Ontario - January 19, 2022 - Electrovaya Inc. (TSX:EFL) (OTCQB:EFLVF), a lithium-ion battery manufacturer with differentiated intellectual property that allows heightened safety and improved longevity enabling industry-leading performance, today announced a new battery purchase order through its OEM sales channel valued at approximately US$3 million. The end user is a leading Fortune 100 company, which will deploy the batteries in Materials Handling Electric Vehicles ("MHEVs") in a new distribution centre in the United States. Electrovaya announced a previous US$3.05 million order through its OEM channel on January 12, 2022 from the same end user, meaning total orders from this end user are valued at approximately US$6 million so far in 2022.

Deliveries on the recent orders are expected to be completed by the end of March 2022. Electrovaya previously announced battery purchase orders from the same end user on July 20, 2021. The batteries from that order were successfully deployed in MHEVs in two distribution centres last year.

The end user has indicated that it will make additional purchases in the first half of calendar 2022 to power MHEVs at other sites. Deliveries are expected to be made during Electrovaya's 2022 fiscal year. However, there is no certainty for any such orders and deliveries.

For more information, please contact:

Investor & Media Contact:

Jason Roy; jroy@electrovaya.com

Tel: 905-855-4618

Web: www.electrovaya.com

About Electrovaya Inc.

Electrovaya Inc. (TSX:EFL) (OTCQB:EFLVF) is a pioneering leader in the global energy transformation, focused on contributing to the prevention of climate change by supplying the safest and longest-lasting lithium-ion batteries. Electrovaya, a technology focused company with extensive IP, designs, develops, and manufactures proprietary lithium-ion batteries, battery systems, and battery-related products for energy storage, clean electric transportation, and other specialized applications. To learn more about how Electrovaya is powering mobility and energy storage, please explore www.electrovaya.com.

Forward-Looking Statements

This press release contains forward-looking statements relating to the deployment of the Company's products by the Company's customers and the timing for delivery thereof, and can generally be identified by the use of words such as "may", "will", "could", "should", "would", "likely", "possible", "expect", "intend", "estimate", "anticipate", "believe", "plan", "objective" and "continue" (or the negative thereof) and words and expressions of similar import. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors and assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Statements with respect to the purchase and deployment of the Company's products by the Company's customers and users, and the timing for delivery thereof, and levels of expected sales and expected further purchases and demand growth are based on an assumption that the Company's customers and users will deploy its products in accordance with communicated intentions, that the Company will be able to deliver the ordered products on a basis consistent with past deliveries, and that the company's anticipation of additional purchase orders from the user in the first half of calendar 2022 to power Materials Handling Electric Vehicles at other sites and delivered during Company's 2022 fiscal year, and the anticipation of the Company delivering batteries in Q2 FY2022 on the present purchase order are forward-looking statements and are based on assumptions by the company and its users. Important factors that could cause actual results to differ materially from expectations include but are not limited to macroeconomic effects on the Company and its business and on the Company's customers, economic conditions generally and their effect on consumer demand, labour shortages, supply chain constraints, the potential effect of COVID restrictions in Canada and internationally on the Company's ability to produce and deliver products, and on its customers' and end users' demand for and use of products, which effects are not predictable and may be affected by additional regional outbreaks and variants, and other factors which may cause disruptions in the Company's supply chain and Company's capability to deliver the products. Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the Company's Annual Information Form for the year ended September 30, 2021 under "Risk Factors", and in the Company's most recent annual Management's Discussion and Analysis under "Qualitative And Quantitative Disclosures about Risk and Uncertainties" as well as in other public disclosure documents filed with Canadian securities regulatory authorities. The Company does not undertake any obligation to update publicly or to revise any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except as required by law.